Exhibit 1.01
Conflict Minerals Report
I.    Introduction
This Conflict Minerals Report (this “Report”) of Oceaneering International, Inc. has been prepared pursuant to Rule 13p-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (together with Form SD adopted by the SEC pursuant to its Release No. 34-67716, the “Conflict Minerals Rule”), for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”). The Conflict Minerals Rule addresses disclosure of certain information when a SEC registrant manufactures or contracts to manufacture products and any one or more of the minerals specified in the Conflict Minerals Rule are necessary to the functionality or production of those products. The specified minerals are gold, as well as columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”). As used in this Form SD, “we,” “our” and “us” refer to Oceaneering International, Inc. and its consolidated subsidiaries.
We are a global oilfield provider of engineered services and products, primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of our applied technology expertise, we also serve the defense, entertainment and aerospace industries.
II.    Reasonable Country of Origin Inquiry
As required by the Conflict Minerals Rule, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) that we believe was reasonably designed to determine whether any of the Covered Minerals that were necessary to the functionality or production of our Affected Products (defined below) originated from the Democratic Republic of the Congo (the “DRC”) or any adjoining country.
Based on an annual assessment, we determined that Covered Minerals were or may have been necessary to the functionality or production of various products manufactured, or contracted to be manufactured, for sale by us during the Reporting Period (our “Affected Products”). The following is a description of our Affected Products:

•	subsea umbilicals, umbilical termination assemblies and flying leads;

•	tooling, ROV tooling and work packages;

•	production control equipment;

•	blowout preventer control systems;

•	installation and workover control systems;

•	clamp connectors;

•	pipeline connector and repair systems;

•	pipe lifting frames and other equipment marinized for use in subsea exploration and production;

•	subsea and topside control valves;

•	subsea chemical injection valves;

•	hardware components used in offshore communication and asset tracking systems; and

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custom solutions and technologically advanced products for use in: theme park rides and show systems; naval research and vessel repairs and maintenance; and space exploration and other harsh environments.

We analyzed our supply base to identify active suppliers that might provide materials or components necessary to the functionality or production of our Affected Products (our “Applicable Suppliers”). We retained a third-party service provider to query our Applicable Suppliers using the Conflict Minerals Reporting Template (the “CMR Template”) developed by the

Conflict-Free Sourcing Initiative. Through our service provider, we evaluated and scored the risk presented by each smelter and refiner. Similarly, we evaluated and scored the risk presented by each Respondent (defined below) based on the smelters and refiners indicated, and due diligence program described, in the CMR Template received from such Respondent. Our engagement with our Applicable Suppliers included the following steps:

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we sent an introductory communication to each of the Applicable Suppliers describing the compliance requirements, providing information on how to access the CMR Template online and requesting completion of the CMR Template;

•	following that initial communication, we sent at least four reminder emails to each nonresponsive Applicable Supplier, further requesting completion of the CMR Template;

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we attempted to reach out, via telephone, to Applicable Suppliers who remained nonresponsive, in order to offer additional assistance, including further information about the Conflict Minerals Rule, an explanation of why the information was being collected and a review of how the information would be used;

•	we used automated data validation measures to identify questionable responses reflected in the submissions we received through the CMR Template;

•	we attempted to contact each Applicable Supplier whose CMR Template submission contained one or more questionable response(s) for further validation; and

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where a CMR Template response listed smelters and/or refiners, we compared the listed facilities to various lists maintained by the Conflict-Free Sourcing Initiative, the United States Department of Commerce and the London Bullion Market Association.

III.    Due Diligence
We have implemented due diligence measures which (taken together with our RCOI) we believe conform, in all material respects and to the extent required by the Conflict Minerals Rule, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, an internationally recognized due diligence framework. The following is a discussion of our due diligence measures.

A.	Establishment of Management Systems
In 2013, we adopted a conflict minerals policy statement, which is publicly available at http://www.oceaneering.com/vendors/conflict-minerals-policy-statement. We also revised our standard purchase order terms and conditions, which are publicly available at http://www.oceaneering.com/vendors.
Both our policy statement and our standard purchase order terms and conditions generally require our suppliers to provide us with products or materials that are “DRC conflict free” (as defined in the Conflict Minerals Rule), and our standard terms and conditions require our suppliers to notify us promptly in writing in the event that they have any reason to believe that such products or materials are not DRC conflict free. We also generally require that, subject to a limited exception for materials outside the supply chain prior to January 31, 2013, any of the Covered Minerals incorporated into such products or materials ultimately must be sourced from recycled or scrap sources or from one or more of the smelters or refiners appearing on the applicable compliant smelter and refiner list available at www.conflictfreesourcing.org.
We also assembled an internal, cross-functional team to support supply chain due diligence and periodically report to our senior management regarding the development, implementation and effectiveness of our due diligence measures.

B.	Identification and Assessment of Risks in the Supply Chain
Our RCOI included our measures to identify and assess risks in our supply chain that any Covered Minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, for sale by us during the Reporting Period benefit armed groups in the DRC or any adjoining country.

C.	Risk Management Plan
Our RCOI, due diligence and plans for improvement described in this Report reflect our risk management plan in all material respects.

D.	Independent Third-Party Audit
In accordance with the Conflict Minerals Rule, we were not required to obtain an independent private sector audit of this Report. Accordingly, no such audit has been obtained. To our knowledge, none of our Applicable Suppliers smelt or refine Covered Minerals, and we did not perform or direct any audits of entities within our supply chain.

E.	Report on Supply Chain Due Diligence Findings
Approximately 35% of our Applicable Suppliers submitted responses to our queries described above (the “Respondents”). A majority of the Respondents reported data at a company or divisional level or indicated that they were uncertain or unknowledgeable of whether: (1) any of the Covered Minerals were necessary to the functionality or production of the products or materials they supplied to us; (2) the Covered Minerals, if any, necessary to the functionality or production of the products or materials they supplied to us originated from the DRC or an adjoining country; or (3) the Covered Minerals, if any, necessary to the functionality or production of the products or materials they supplied to us came from a recycler or scrap supplier.
Some Respondents provided no or incomplete smelter/refiner information. However, based on information provided, we have been informed of 18 smelters used by our Applicable Suppliers that sourced from the DRC or an adjoining country, as well as a number of other smelters that sourced from undisclosed locations. Of those smelters that sourced from the DRC or an adjoining country, all appeared on the conflict-free smelter list maintained by the Conflict-Free Sourcing Initiative.
III.    Determinations
Because many of our Applicable Suppliers were nonresponsive and many of our Respondents were uncertain, we were not able to determine whether any of the Covered Minerals used in our Affected Products originated from the DRC or an adjoining country. We were also unable to determine the facilities used to process the Covered Minerals necessary to the functionality or production of our Affected Products or the countries of origin of those Covered Minerals. Accordingly, we were unable to undertake any efforts, beyond the RCOI and the due diligence described above, to determine the mine or location of origin thereof.
IV.    Plans for Improvement
Going forward, we plan to continue educating our supply base about the need to respond to our inquiries relating to Covered Minerals and conduct due diligence on their own suppliers, even if they themselves are not filers with the SEC. We intend to continue to engage with our Applicable Suppliers and direct them to increase the response rate and improve the content of the supplier survey responses, including by reporting at a product-specific level. We will continue to work closely with our Applicable Suppliers to obtain and verify their compliance with our conflict minerals policy and our standard purchase order terms and conditions, in an effort to mitigate the risk that any Covered Minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, for sale by us benefit armed groups in the DRC or any adjoining country. The statements made in the three immediately preceding sentences are forward-looking statements and, as such, are subject to the cautionary statements and disclaimers set forth under the caption “Cautionary Statement Concerning Forward-Looking Statements” in Item 1 of Part 1 of our Annual Report on Form 10-K for the year ended December 31, 2014.